July 14, 2005

Mail Stop 4561

Via U.S. Mail and Fax (415) 982-1401
Mr. Alan K. Geddes
Chief Financial Officer
One Link 4 Travel, Inc.
One Market Plaza
Spear Tower, 36th Floor
San Francisco, CA 94105

	RE:	One Link 4 Travel, Inc.
      Form 10-KSB for the fiscal year ended December 31, 2004
		Filed April 15, 2005
		Form 10-KSB/A
		Form 10-QSB for the quarterly period ended March 31,
2005
		File No. 0-50044

Dear Mr. Geddes:

      We have reviewed your response letter dated June 28, 2005 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statement of Stockholders` Deficit, page 29

1. We have reviewed your response to prior comment 4. Since no cash was received in 2004, please explain to us why this amount is also reflected in your statement of cash flows as cash from financing activities.


      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief
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One Link 4 Travel, Inc.
July 14, 2005
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